January 4, 2005
Mail Stop 0305

Via U.S. Mail and fax (717) 735-8123

Thomas V. Gilboy
Herley Industries, Inc.
101 North Pointe Boulevard
Lancaster, PA  17601

	Re:	Form 8-K filed December 28, 2004
      File No.: 0-5411

Dear Mr. Gilboy:

We have reviewed your filing and have the following comments.
Where
indicated, we think you should revise your document in response to this comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "determined to end its relationship" with the accountant, as that wording is unclear to a reader.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


We welcome any questions you may have about our comments or on any other aspect of our review. You may contact me at 202-942-1785, or in my absence, Robert Benton at 202-942-1811.

      Sincerely,


								Theresa A. Messinese, CPA
      Staff Accountant
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Thomas V. Gilboy
Herley Industries, Inc.
January 4, 2005
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